LETTER OF RESIGNATION

     I, David K. Ryan, hereby submit my resignation as an officer to the Board of Directors of Yaterra Ventures Corp. (the “Company”). This letter serves as my absolute and unconditional resignation, effective as of the date below, pursuant to Company’s Bylaws. I will however continue to serve on the board of directors until I receive the final payment of $75,000.00 for my 900,000 shares of common stock in the Company. My decision to resign from the aforementioned positions does not arise or result from any disagreement with the Company, or the Company’s Board of Directors, on any matters relating to the Company’s operations, policies or practice.

Sincerely,

/s/: David K. Ryan
By:	David K. Ryan
Title:	President, Secretary
Treasurer, VP Finance

Dated Effective: March 2, 2012